UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 3, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-167092) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains the calculation of the ratio of earnings to fixed charges for Statoil ASA for the three months ended March 31, 2013 and for the twelve months ended March 31, 2013.

Calculation of Ratio of Earnings to Fixed Charges

(in NOK millions, except ratio)		For the three months ended 31 March 2013	For the twelve months ended 31 March 2013
Fixed Charges
	Interest expense*	2,853	3,060
+	Interest within rental expense	1,848	7,392
+	Capitalized interest	254	1,153
Total fixed charges (A)		4,955	11,605

Earnings
	Income before tax and minority interest	32,241	181,556
-	Equity in net inc non-consol investees	482	(683)
+	Distributed income of equity investees	—	5
=	Income before taxes, minority interests and equity investees	32,723	180,878
+	Fixed charges (A)	4,447	9,299
+	Ordinary depr capital interest	292	1,296
-	Capitalized interest	(254)	(1,153)
Total earnings		37,208	190,320

Ratio		7.5	16.3

*Interest expense includes change in fair value of derivatives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: May 3, 2013	By:	/s/ Robert S. Adams
Name: Robert S. Adams
Title: Senior Vice President Finance